FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

March 10, 2010, Santiago

REF: Information of the Ordinary Shareholders Meeting

To whom it may concern:

In accordance with article 63 of Law N° 18,046, of Chilean Companies Act, we inform you that Enersis S.A.’s Board of Directors, according to Company’s Social bylaws, has called the Ordinary Shareholders Meeting to be held on April 22, 2010 at Espacio Riesco, Av. El Salto N° 5000, Huechuraba, Santiago. The Ordinary Shareholders Meeting will start at 3 p.m. After this Meeting an Extraordinary Shareholders Meeting will be held.

The purpose of this Meeting is for the shareholders to acknowledge and discuss the following issues:

Ordinary Shareholders Meeting

1. Approval of Annual Report, Balance Sheet, Financial Statements and Report of the External Auditors and Account Inspectors for the year ended on December 31, 2009.

2. Information regarding the option selected by the Board for the treatment of first application adjustments, as referred to in Circular 1,945.

3. Profit distribution for the period and dividend payments.

4. Board of Directors’ election.

5. Setting the compensation of the Board of Directors.

6. Setting the compensation of the Directors' Committee and budget determination for 2010.

7. Information on Board Expenses, Annual Management Report of the Directors' Committee and Expenditures and Activities inform of the Audit Committee.

8. Appointment of an external auditing firm governed by Chapter XXVIII of Securities Market Law 18,845.

9. Appointment of two Account Inspectors, including two deputies, and setting of their compensation.

10. Appointment of Risk Rating Agencies.

11. Approval of the Investment and Financing Policy.

12. Information of the Dividend Policy and of the procedures for the dividend distribution.

13. Information on Board resolutions, regarding acts or contracts ruled by articles 146 of Law 18,046.

14. Information on the processing, printing and distribution costs of the information referred to in Circular 1,816 of the Superintendence of Securities and Insurances.

15. Other matters of interest and competence of the Ordinary Shareholders' Meeting.

16. Other necessary resolutions for the proper implementation of the above mentioned agreements.

The matters to be submitted for the consideration of shareholders at the Extraordinary Shareholders Meeting to be held following the Ordinary Meeting indicated above will be the following:

1. Amendment of the Company’s bylaws, eliminating and modifying the effect of the following articles in order to adapt them to the new provisions of the Chilean Companies Act (CCA) and the Securities Market Law (SML):

(1) amendment of the article Tenth to adapt it to the article 14 of the CCA which refers to share assignments agreements between shareholders, which should be deposited in the Society and be available to shareholders, as otherwise they will be not opposable to third parties;

(2) amendment of the article Fourteenth bis in connection with transactions with related parties, to make reference to the new Chapter XVI of the CCA;

(3) amendment of the article Seventeenth to adapt it to the provisions of article 40 of the CCA, adding the senior executives among those whom the Board may delegate part of their powers to;

(4) amendment of the article Twenty-First , which establishes matters of shareholders meeting, adapting number four to article 67 No.9 of the CCA;

(5) amendment of the article Twenty-Second in order to adapt it to articles 59 and 60 of the CCA, including in the notices of shareholders meetings the obligation to indicate the means by which shareholders may have access to full copies of the documents that support the various options submitted for voting;

(6) amendment of the article Twenty-Third in order appoint the Secretary of the Board of Directors as the Secretary of the shareholders meeting;

(7) restatement of Chapter V in order to merge the Directors’ Committee with the Audit Committee, reflecting the changes and independence requirements introduced by the Corporate Governance Improvement Law to article 50 bis of the CCA and also requiring that members of the Committee meet the requirements of independence demanded by the Sarbanes Oxley Act of the United States, as well as by the Securities and Exchange Commission and New York Stock Exchange;

(8) amendment of the article Thirty-Seventh , to adapt it to articles 75 and 76 of the CCA, replacing the obligation to send the annual report to every shareholders by making it available to them and adding the obligation of including in the annual report the report of the inspectors of accounts and the obligation to publish the annual report on the Company’s web site;

(9) elimination of the article Thirty-Seventh bis regarding the presentation and delivery of the Inspectors of Accounts Report and the delivery of proposed investment and financing policy to the shareholders, as according to the amendment of the article Twenty-Second of the bylaws and articles 53 and 59 of the CCA, the shareholder can have access to complete copies of such documents at the time of the meeting’s call, and additionally they will be available at the Company’s web site;

(10) amendment of the article Fortieth in order to adapt it to article 103 of the CCA, which establishes the possibility that the Company may be dissolved should all its shares be held by one person for an uninterrupted period exceeding ten days;

(11) amendment of the article Forty-Second in order to adapt it to article 125 of the CCA, limiting the ability of directors, managers, administrators, and senior executives of the Company, and shareholders whose holdings exceed 5,000 Unidades de Fomento in value, to withdraw from arbitration and submitting to the ordinary courts of justice the differences that may arise between the shareholders or between them and the Company or its officers;

(12) eliminate all references to “general” in the shareholders meetings, to comply with the provisions of Corporate Governance Improvement Law;

(13) provide a restated text of social bylaws.

2. Adoption of other resolutions necessary for the due performance of the resolutions and bylaw amendments indicated above.

Yours sincerely,

Ignacio Antoñanzas Alvear
Chief Executive Officer

c.c.:	Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo
Representante Tenedores de Bonos Locales

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: March 11, 2010